Exhibit 99.1
FOR IMMEDIATE RELEASE
For further information contact:

Elsie Chan	George Lau
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9922
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTERIM RESULTS
(HONG KONG, SEPTEMBER 23, 2005) – Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today the interim results for the six months ended June 30, 2005 prepared in accordance with the generally accepted accounting principles in the United States of America.
Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”) and Shenyang Jindong Development Co., Ltd. (“Jindong”) (together the “Group”) in the first six months of 2005 were Rmb2,796.0 million (US$337.7 million), representing a 27.5% decrease from Rmb3,857.5 million (US$465.9 million) for the same period in 2004. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans, a decrease in average unit selling prices and changes in product mix.
Shenyang Automotive sold a total of 29,471 minibuses in the first half of 2005, representing a 6.2% decrease from the 31,416 minibuses sold during the same period in 2004. Of these vehicles sold, 25,905 were mid-priced minibuses, representing a 8.6% decrease from 28,335 units sold during the same period in 2004. Unit sales of the deluxe minibus increased by 15.7% from 3,081 units in the first six months of 2004 to 3,566 units for the same period in 2005. Shenyang Automotive sold 4,598 Zhonghua sedans in the first half of 2005, representing a 45.3% decrease from 8,400 Zhonghua sedans sold during the same period in 2004.
Unaudited cost of sales decreased 17.8% from Rmb3,054.2 million (US$368.9 million) in the first six months of 2004 to Rmb2,509.4 million (US$303.1 million) for the same period in 2005. This decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans and the decrease in unit production costs of minibuses resulting from the reduction of materials and component costs in the first six months of 2005. Cost of sales as a percentage of sales was 89.8% for the first half of 2005, compared to 79.2% for the first half of 2004. The overall gross profit margin of the Group decreased from 20.8% for the first half of 2004 to 10.2% for the same period in 2005 as a result of the lower gross profit margin of minibuses and Zhonghua sedans due to the decrease in sales volume, the decrease in average selling prices and changes in product mix.
Unaudited selling expenses decreased 6.5% from Rmb218.8 million (US$26.4 million), representing 5.7% of sales in the first half of 2004, to Rmb204.6 million (US$24.7 million), representing 7.3% of sales for the same period in 2005. The decrease was primarily due to the decrease in promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans. Unaudited general and administrative expenses decreased by 3.9% from Rmb375.6 million (US$45.4 million) in the first half of 2004 to Rmb360.8 million (US$43.6 million) for the same period in 2005. The decrease in general and administrative expenses was mainly due to the decrease in R&D expenses.
Unaudited interest expense net of interest income increased by 14.8% from Rmb73.7 million (US$8.9 million) in the first six months of 2004 to Rmb84.6 million (US$10.2 million) for the same period in 2005 mainly due to the increase in financing costs of the Group.
Unaudited net equity in earnings of associated companies and jointly controlled entities decreased from earnings of Rmb135.2 million (US$16.3 million) in the first half of 2004 to a loss of Rmb29.8 million (US$3.6 million) for the same period in 2005. The decrease was mainly due to the decrease in earnings contributed by jointly controlled entities and associated companies and losses from BMW Brilliance Automotive Ltd., the Group’s 49%indirectly-owned jointly controlled entity, in the first half of 2005. The BMW joint venture achieved sales of 7,253 BMW sedans in the first half of 2005 as compared to 4,983 BMW sedans in the same period of 2004.
Unaudited net other income, decreased by 7.5% from Rmb37.0 million (US$4.5 million) in the first half of 2004 to Rmb34.3 million (US$4.1 million) for the same period in 2005. The decrease was primarily due to the write-off of scrap materials by the Group in the first half of 2005.
Unaudited impairment loss on intangible assets of Rmb116.0 million (US$14.0 million) is recognized by the Group in the first half of 2005 in relation to the Zhonghua sedans (the first half of 2004: nil). Unaudited impairment loss on goodwill of Rmb106 million (US$12.8 million) is recognized by the Group in the first half of 2005 mainly related to an investment in a subsidiary and a jointly controlled entity (the first half of 2004: nil).
Unaudited income before income taxes and minority interests decreased from a profit of Rmb307.4 million (US$37.1 million) for the first half of 2004 to a loss of Rmb581.0 million (US$70.2 million) for the first half of 2005. Unaudited income taxes decreased 64.6% to Rmb21.1 million (US$2.5 million) for the first half of 2005 from Rmb59.7 million (US$7.2 million) for the first half of 2004, as a result of the decrease in taxable income of the Group in the first half of 2005.
The Group recognized a loss of Rmb9.5 million (US$1.1 million) under unaudited other comprehensive income, representing fair value adjustment for securities held-for-sales in the first half of 2005 (the first half of 2004: nil).
As a result, the Group recorded an unaudited comprehensive loss of Rmb349.9 million (US$42.3 million) for the first half of 2005 as compared to an unaudited comprehensive income of Rmb351.0 million (US$42.4 million) for the first half of 2004. Unaudited basic loss per ADS was US$1.12 for the first half of 2005 as compared to unaudited basic earnings per ADS of US$1.16 in the first half of 2004. No diluted loss per ADS for the six months ended June 30, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive. Unaudited diluted earnings per ADS amounted to US$1.09 in the first half of 2004.
Mr Wu Xiao An, Chairman of the Company, said “In the first half of 2005, the Chinese automotive industry was affected by general production overcapacity, falling automobile prices and increasing competition. These difficult market conditions were exacerbated by the rising global fuel prices. These factors have had a negative impact on the demand for automobiles in China and we expect the market to remain extremely competitive for the remainder of the year. The Group has taken proactive measures to try to improve and stabilize our earnings in the second half of the year, particularly by developing and introducing new vehicle models and implementing additional cost saving programs. We remain confident as to the long-term prospects and growth potential of the Chinese automobile industry.”
The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components. Subsequently, in October 2004, the Company further acquired the remaining 49% equity interest in Ningbo Yuming. As a result, Ningbo Yuming becomes a wholly owned subsidiary of the Company. In May 1998, the Company also acquired a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.
In April 2002, the Company established an indirect 75.5%-owned subsidiary,

Shenyang Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.
In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council. It is now waiting for the final approval by the China Securities Regulatory Commission.
Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.28. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.8. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with generally accepted accounting principles in the United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(Expressed in thousands of Rmb, except for share and ADS data)

	For the six months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Sales to third parties		1,931,574		2,698,914
Sales to affiliated companies		864,417		1,158,565

		2,795,991		3,857,479
Cost of sales		(2,509,432)		(3,054,240)

Gross profit		286,559		803,239

Selling expenses		(204,568)		(218,796)
General and administrative expenses		(360,821)		(375,603)
Interest expense		(119,032)		(100,907)
Interest income		34,458		27,200
Equity in earnings of associated companies and jointly controlled entities, net		(29,827)		135,242
Other income (expenses), net		34,251		37,038
Impairment loss on intangible assets		(116,000)		—
Impairment loss on goodwill		(106,000)		—

Income before income taxes and minority interests		(580,980)		307,413

Income taxes		(21,127)		(59,697)

Minority interests		261,706		103,257

Net income		(340,401)		350,973
Other comprehensive income
Fair value adjustment for securities available held-for-sales		(9,484)		—

Comprehensive income		(349,885)		350,973

Basic (loss) earnings per share in Rmb	Rmb	(0.0928)	Rmb	0.0957

Basic (loss) earnings per share in US$	US$	(0.0112)	US$	0.0116

Basic (loss) earnings per ADS in US$	US$	(1.12)	US$	1.16

Diluted (loss) earnings per share in Rmb		N/A	Rmb	0.0901

Diluted (loss) earnings per share in US$		N/A	US$	0.0109

Diluted (loss) earnings per ADS in US$		N/A	US$	1.09

Weighted average number of shares outstanding		3,668,390,900		3,668,390,900

Weighted average number of ADSs outstanding		36,683,909		36,683,909

Net income adjusted for the diluted effect of convertible bonds		N/A		361,582

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds		3,668,390,900		4,014,393,659

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds		36,683,909		40,143,937

The calculation of basic earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
No diluted loss per ADS for the six months ended June 30, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share option is anti-dilutive.
The calculation of diluted earnings per ADS for the six months ended June 30, 2004 is based on (i) the net income adjusted for the accrued interest expense related to the convertible bonds and amortization of deferred expenses incurred in connection with the issuance of convertible bonds; and (ii) weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised and all the convertible bonds were converted into ordinary shares.
The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).